SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 AMENDMENT NO. 5
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           Frisch's Restaurants, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)



                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    35874810
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                                 (CUSIP NUMBER)


                              Gary P. Kreider, Esq.
                           Keating, Muething & Klekamp
                       One East Fourth Street, 18th Floor
                             Cincinnati, Ohio 45202
                                 (513) 579-6411
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 March 19, 1997
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with this statement .

CUSIP NO. 35874810                   13D                       PAGE 2 OF 5 PAGES


--------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Mr. Jerry L. Ruyan -- ###-##-####

------- ------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)   X
                                                                     (b)

------- ------------------------------------------------------------------------
 3      SEC USE ONLY

------- ------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

           PF
------- ------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)

------- ------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States citizen

------- ------------------------------------------------------------------------
                        7      SOLE VOTING POWER

       NUMBER OF                     -0-
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8      SHARED VOTING POWER
       OWNED BY
         EACH                         624,232
       REPORTING        --------------------------------------------------------
      PERSON WITH       9      SOLE DISPOSITIVE POWER

                                     520,232
                        --------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               624,232
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 8.7%
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
           IN

------- ------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 35874810                           13D           PAGE  3 OF  5  PAGES


--------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Barry S. Nussbaum -- ###-##-####

------- ------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)   X
                                                                      (b)

------- ------------------------------------------------------------------------
 3      SEC USE ONLY

------- ------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

           PF
------- ------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)

------- ------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States citizen

------- ------------------------------------------------------------------------
                        7      SOLE VOTING POWER

       NUMBER OF                     -0-
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8      SHARED VOTING POWER
       OWNED BY
         EACH                       624,232
       REPORTING        --------------------------------------------------------
      PERSON WITH       9      SOLE DISPOSITIVE POWER

                                     104,000
                       ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               624,232
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                8.7%
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
           IN
------- ------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 5 to Schedule 13D amends Items 4, 5 and 7.

ITEM 4.     PURPOSE OF TRANSACTION.

     Messrs. Ruyan and Nussbaum have previously reported that among their purposes with respect to Frisch's were that the Company dispose of its horse farm and two Cincinnati hotels as well as Frisch's interest in the Cincinnati Reds. They have repeatedly conveyed these proposals to the Company, both before and after their election to the Board in October 1996. In February 1997, the Company announced that it had reached an agreement to sell the farm for $1.28 million.

     Messrs. Ruyan and Nussbaum have now made a specific proposal to Frisch's as to a method of disposing of Frisch's interest in the Cincinnati Reds. That proposal was the subject of the press release attached as Exhibit A and basically called for Frisch's 6.66% stake in the Cincinnati Reds to be sold to a Cincinnati-based partnership to be formed.

     Messrs. Ruyan and Nussbaum are in the process of preparing proposals as to how the Company should dispose of its hotel properties.

ITEM 5.     INTEREST IN SECURITIES OF ISSUER.

                   I.     JERRY L. RUYAN

                   (a)    See page 2, nos. 11 and 13.
                   (b)    See page 2, nos. 7-10.
                   (c) All of the following trades were made through market transactions since Amendment No. 4 to Schedule 13D was filed with the Securities and Exchange Commission (trades reflect the 4% stock dividend paid by Frisch's Restaurants, Inc. on December 27, 1996):

                                    Purchase
                          Date      or Sale    Number of Shares  Price Per Share
                          ----      -------    ----------------  ---------------

                          12/3/96   Purchase           4,368        $13.46
                          12/3/96   Purchase             728        $13.35
                          12/3/96   Purchase             624        $13.22
                          12/4/96   Purchase          43,680        $13.81
                          12/11/96  Purchase           4,992        $13.83
                          12/12/96  Purchase           8,632        $13.83
                   (d)    None.
                   (e)    Not Applicable.

                   II.    BARRY S. NUSSBAUM

                   (a)    See page 3, nos. 11 and 13.
                   (b)    See page 3, nos. 7-10.
                   (c) Mr. Nussbaum has not made any trades since the filing of Amendment No. 4 to Schedule 13D with the Securities and Exchange Commission.
                   (d)    None.
                   (e)    Not Applicable.

                   III.   MESSRS. RUYAN AND NUSSBAUM

                   (a)    624,232 shares or 8.7%
                   (b)    See pages 2 and 3, nos. 7-10
                   (c)    See (I)(c) and (II)(c) above.
                   (d)    None.
                   (e)    Not Applicable.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            3.     Press Release of Wolverine Partners dated March 19, 1997.





Dated:  March 20, 1997                          *-------------------------------
                                                Jerry L. Ruyan



                                                *-------------------------------
                                                Barry S. Nussbaum



                                                 *By:---------------------------
                                                       Gary P. Kreider
                                                       Attorney-in-Fact

For Immediate Release - March 19, 1997

Contact:  Barry S. Nussbaum  1-888-481-4814 (toll free)
          Jerry L. Ruyan  1-800-205-0407

       WOLVERINE PARTNERS RELEASE PLAN TO SELL FRISCH'S RESTAURANTS, INC.
                         6.66% STAKE IN CINCINNATI REDS

        Wolverine Partners, Cincinnati, Ohio, today released details of their plan to facilitate the sale of Frisch's 6.66% ownership in the Cincinnati Reds baseball team. As presented to management this week, the Wolverine proposal contains the following major components:

     o The Frisch's share will be sold to a to-be-formed limited partnership (or similar structure)

     o The new partnership will be managed by one general partner who will be solely responsible for participation in all Red's management in a similar fashion to the present arrangement in which Board Chairman Jack Maier has represented Frisch's.

     o The new partnership will be structured with a total of 20 shares, 19 being, limited and one established as the managing general partner.

     o The offering will be made to interested Cincinnati business and civic leaders with an intent to keep the ownership and management of this share in the Cincinnati area.

     o All prospective new partners would seek approval as a partner from the National League, and ultimately the new partnership would obtain the approval of the remaining Red's owners and be subject to all provisions of the existing Red's partnership agreement.

     o The proposed structure of the sale has been verbally approved in general principal by a number of the existing Red's owners and the counsel for the National League in discussions with Mr. Nussbaum. Final approvals will be sought from all appropriate parties once the proposal is approved, the Frisch's Board of Directors and the new partners are identified.

     o It is Wolverine's intention to have the entire transaction consummated during the upcoming baseball season.

     o The price to the new partnership for the Frisch's stake is $10 million or approximately $500 thousand per partnership share.

     o A portion of one share could be awarded to a Frisch's customer by a summer long contest conducted at the restaurants.

        Mr. Barry Nussbaum discussed the background leading to this week's announcement. "Since we first announced our intention to run for the board of Frisch's, we have been very clear that we felt certain non-performing or underperforming company assets needed to be sold. The Wolverine platform announced nearly a year ago identified the Red's share as an asset that clearly fit that category. We have always stood for the proposition that our shareholders deserve performance from all company assets. Our proposal to sell the Red's piece in this fashion at this price will best accomplish that goal. And there is a bonus to the local citizens. This sale will keep ownership of the share where it belongs -- in Cincinnati."

        Mr. Jerry Ruyan continued with the history which lead to the formulation of the specific Wolverine plan, "When we first discussed running for the board of Frisch's, Barry and I couldn't understand why the Company insisted on retaining a very valuable asset that had stopped producing any return. In addition, it was fairly obvious to everyone that no more distributions could reasonably be expected in the near future from the Red's share. This had been an excellent investment for Frisch's in the past, and now it is time to redeem our profit so our stock holders will benefit. Clearly with the new stadium coming, the time to market this share has never been better."